                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                 FOR THE PLAN FISCAL YEAR ENDED JANUARY 31, 1998


                     SPORTMART, INC. INCENTIVE SAVINGS PLAN




                               GART SPORTS COMPANY
                                  1000 BROADWAY
                             DENVER, COLORADO 80203

SPORTMART, INC.
INCENTIVE SAVINGS PLAN

ANNUAL REPORT FORM 11-K

FOR THE FISCAL YEARS ENDED JANUARY 31, 1998 AND 1997

                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT...................................................       1

FINANCIAL STATEMENTS

    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS:

       January 31, 1998........................................................       3

       January 31, 1997........................................................       4

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS:

       For the Year Ended January 31, 1998.....................................       5

       For the Year Ended January 31, 1997.....................................       6

    NOTES TO FINANCIAL STATEMENTS..............................................       7

SUPPLEMENTAL SCHEDULE

    ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES ................      14

SIGNATURES.....................................................................      15

EXHIBIT

    23 - CONSENT OF KPMG PEAT MARWICK LLP

                          INDEPENDENT AUDITORS' REPORT



THE TRUSTEES
THE SPORTMART, INC. INCENTIVE SAVINGS PLAN
GART SPORTS COMPANY:


We have audited the accompanying statement of net assets available for benefits of the Sportmart, Inc. Incentive Savings Plan (Plan) as of January 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of Sportmart, Inc. Incentive Savings Plan as of January 31, 1997, were audited by other auditors whose report thereon dated July 16, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 1998 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Item 27a - Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole as of and for the year ended January 31, 1998.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan's custodian. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The Plan has not presented a schedule of reportable transactions (transactions in excess of 5 percent of the current value of plan assets at the beginning of the year). Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



                                            /s/ KPMG Peat Marwick LLP
                                            KPMG PEAT MARWICK LLP

Denver, Colorado
June 19, 1998

     SPORTMART, INC.
     INCENTIVE SAVINGS PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
     JANUARY 31, 1998

--------------------------------------------------------------------------------

                                                       T-Note         American      Fidelity       Gart Sports      Stock
                                                        Rate          Balanced      Magellan        Company         cash
                                                        Fund            Fund          Fund         Stock Fund      account
                                                      ----------     ----------     ----------     ----------     ----------
Cash and cash equivalents                             $     --             --             --             --            3,889

Investments:
    Investments at contract value - Group annuity        907,100           --             --             --             --
       contract
    Investments at fair market value:
       Mutual funds                                         --        1,599,227      2,521,136           --             --
       Gart Sports Company common stock                     --             --             --          110,412           --
          (cost of $100,355)
       Participant loans                                    --             --             --             --             --
                                                      ----------     ----------     ----------     ----------     ----------

              Total investments                          907,100      1,599,227      2,521,136        110,412           --

Receivables:
    Employee                                               7,816         12,378         19,609           --             --
    Employer                                               1,629          2,378          3,820           --             --
    Loan repayment                                         1,410          2,976          3,919           --             --
    Receivable from Sportmart, Inc.                         --             --             --             --             --
       Employees Profit Sharing Plan
    Other                                                   --             --             --             --             --
                                                      ----------     ----------     ----------     ----------     ----------


              Total receivables                           10,855         17,732         27,348           --             --
                                                      ----------     ----------     ----------     ----------     ----------

Net assets available for benefits                     $  917,955      1,616,959      2,548,484        110,412          3,889
                                                      ==========     ==========     ==========     ==========     ==========

                                                                       Profit
                                                       Participant     Sharing
                                                         loans        Plan Fund         Total
                                                       ----------     ----------     ----------
Cash and cash equivalents                                    --             --            3,889

Investments:
    Investments at contract value - Group annuity            --             --          907,100
       contract
    Investments at fair market value:
       Mutual funds                                          --             --        4,120,363
       Gart Sports Company common stock                      --             --          110,412
          (cost of $100,355)
       Participant loans                                   98,897           --           98,897
                                                       ----------     ----------     ----------

              Total investments                            98,897           --        5,236,772

Receivables:
    Employee                                                 --             --           39,803
    Employer                                                 --             --            7,827
    Loan repayment                                           --             --            8,305
    Receivable from Sportmart, Inc.                          --        4,839,153      4,839,153
       Employees Profit Sharing Plan
    Other                                                    --           20,482         20,482
                                                       ----------     ----------     ----------


              Total receivables                              --        4,859,635      4,915,570
                                                       ----------     ----------     ----------

Net assets available for benefits                          98,897      4,859,635     10,156,231
                                                       ==========     ==========     ==========

See accompanying notes to financial statements.

SPORTMART, INC.
INCENTIVE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

JANUARY 31, 1997

--------------------------------------------------------------------------------

                                                              T-Note      American    Fidelity   Sportmart     Stock
                                                              Rate        Balanced    Magellan     Stock       cash     Participant
                                                              Fund         Fund         Fund       Fund       account      loans
                                                             ---------   ---------   ---------   ---------   ---------   ---------
Cash and cash equivalents                                    $    --          --          --          --         4,399        --

Investments:
    Investments at contract value - Group annuity contract     851,101        --          --          --          --          --
    Investments at fair market value:
       Mutual funds                                               --     1,235,180   2,168,035        --          --          --
       Sportmart common stock (cost of $279,690)                  --          --          --       113,713        --          --
       Participant loans                                          --          --          --          --          --        81,140
                                                             ---------   ---------   ---------   ---------   ---------   ---------

              Total investments                                851,101   1,235,180   2,168,035     113,713        --        81,140

Receivables:
    Employee                                                    16,580      20,103      38,204        --         4,264        --
    Employer                                                     5,693       6,874      12,960        --         1,447        --
    Loan repayment                                                 346         894       1,761        --         3,524        --
                                                             ---------   ---------   ---------   ---------   ---------   ---------

              Total receivables                                 22,619      27,871      52,925        --         9,235        --
                                                             ---------   ---------   ---------   ---------   ---------   ---------

              Total assets                                     873,720   1,263,051   2,220,960     113,713      13,634      81,140

Deferral refunds                                                 3,020       8,041      14,549        --          --          --
                                                             ---------   ---------   ---------   ---------   ---------   ---------

              Total liabilities                                  3,020       8,041      14,549        --          --          --
                                                             ---------   ---------   ---------   ---------   ---------   ---------

Net assets available for benefits                            $ 870,700   1,255,010   2,206,411     113,713      13,634      81,140
                                                             =========   =========   =========   =========   =========   =========


                                                                Total
                                                              ---------
Cash and cash equivalents                                         4,399

Investments:
    Investments at contract value - Group annuity contract      851,101
    Investments at fair market value:
       Mutual funds                                           3,403,215
       Sportmart common stock (cost of $279,690)                113,713
       Participant loans                                         81,140
                                                              ---------

              Total investments                               4,449,169

Receivables:
    Employee                                                     79,151
    Employer                                                     26,974
    Loan repayment                                                6,525
                                                              ---------

              Total receivables                                 112,650
                                                              ---------

              Total assets                                    4,566,218

Deferral refunds                                                 25,610
                                                              ---------

              Total liabilities                                  25,610
                                                              ---------

Net assets available for benefits                             4,540,608
                                                              =========


See accompanying notes to financial statements.

SPORTMART, INC.
INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED JANUARY 31, 1998

--------------------------------------------------------------------------------

                                      T-Note         American       Fidelity                     Gart Sports     Stock
                                       Rate          Balanced       Magellan      Sportmart       Company        cash
                                       Fund           Fund           Fund        Stock Fund      Stock Fund     account
                                     -----------    -----------   -----------    -----------    -----------   -----------
Additions:
    Contributions:
       Employee                      $   188,231        278,138       419,601           --             --          39,401
       Employer                           39,815         55,065        82,738           --             --           8,324
       Employee rollover                   1,316         41,782        35,338           --             --           1,144
    Transfers between funds              (26,554)       169,340      (137,718)       (70,877)       110,412       (40,748)
    Receivable from Sportmart,              --             --            --             --             --            --
       Inc. Employees Profit
       Sharing Plan
    Net gain from investments in          27,798           --            --             --             --            --
       group annuity contract
    Net gain from investments in            --          184,989       424,419           --             --            --
       registered investment
       companies
    Net depreciation in market              --             --            --          (31,937)          --            --
       value of investment
    Interest income                         --             --            --             --             --            --
    Other income, net                       --             --            --             --             --          (1,249)
                                     -----------    -----------   -----------    -----------    -----------   -----------
              Total additions            230,606        729,314       824,378       (102,814)       110,412         6,872

Deductions -
    Distributions to participants        183,351        367,365       482,305         10,899           --          16,617
                                     -----------    -----------   -----------    -----------    -----------   -----------

Net increase (decrease)                   47,255        361,949       342,073       (113,713)       110,412        (9,745)

Net assets available for benefits:
    Beginning of year                    870,700      1,255,010     2,206,411        113,713           --          13,634
                                     -----------    -----------   -----------    -----------    -----------   -----------

    End of year                      $   917,955      1,616,959     2,548,484           --          110,412         3,889
                                     ===========    ===========   ===========    ===========    ===========   ===========
                                                      Profit
                                      Participant    Sharing
                                        loans        Plan Fund       Total
                                     -----------    -----------   -----------
Additions:
    Contributions:
       Employee                             --             --         925,371
       Employer                             --             --         185,942
       Employee rollover                    --             --          79,580
    Transfers between funds               (3,855)          --            --
    Receivable from Sportmart,              --        4,839,153     4,839,153
       Inc. Employees Profit
       Sharing Plan
    Net gain from investments in            --             --          27,798
       group annuity contract
    Net gain from investments in            --             --         609,408
       registered investment
       companies
    Net depreciation in market              --             --         (31,937)
       value of investment
    Interest income                        7,782           --           7,782
    Other income, net                       --           20,485        19,233
                                     -----------    -----------   -----------
              Total additions              3,927      4,859,635     6,662,330

Deductions -
    Distributions to participants        (13,830)          --       1,046,707
                                     -----------    -----------   -----------

Net increase (decrease)                   17,757      4,859,635     5,615,623

Net assets available for benefits:
    Beginning of year                     81,140           --       4,540,608
                                     -----------    -----------   -----------

    End of year                           98,897      4,859,635    10,156,231
                                     ===========    ===========   ===========


See accompanying notes to financial statements.

SPORTMART, INC.
INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED JANUARY 31, 1997

--------------------------------------------------------------------------------

                                                                     T-Note        American     Fidelity     Sportmart
                                                                      Rate         Balanced     Magellan       Stock
                                                                      Fund           Fund        Fund          Fund
                                                                    ----------    ----------   ----------    ----------
Additions:
    Contributions:
       Employee                                                     $  187,271       233,069      406,306          --
       Employer                                                         44,123        51,523       87,988          --
       Employee rollover                                                29,229        13,407       14,124         2,106
    Transfers between funds                                                196        21,167       (3,141)       31,739
    Net gain from investments in group annuity contract                 26,825          --           --            --
    Net gain from investments in registered investments companies         --         126,908      218,856          --
    Net depreciation in market value of investments                       --            --           --         (35,082)
    Interest income                                                       --            --           --            --
                                                                    ----------    ----------   ----------    ----------
              Total additions                                          287,644       446,074      724,133        (1,237)

Deductions:
    Distributions to participants                                      314,728       311,122      421,948          --
    Deferral refunds                                                     3,020         8,041       14,549          --
                                                                    ----------    ----------   ----------    ----------

              Total deductions                                         317,748       319,163      436,497          --
                                                                    ----------    ----------   ----------    ----------

Net increase (decrease)                                                (30,104)      126,911      287,636        (1,237)

Net assets available for benefits:
    Beginning of year                                                  900,804     1,128,099    1,918,775       114,950
                                                                    ----------    ----------   ----------    ----------

    End of year                                                     $  870,700     1,255,010    2,206,411       113,713
                                                                    ==========    ==========   ==========    ==========
                                                                      Stock
                                                                       cash       Participant
                                                                      account       loans         Total
                                                                    ----------    ----------    ----------
Additions:
    Contributions:
       Employee                                                         44,904          --         871,550
       Employer                                                         10,273          --         193,907
       Employee rollover                                                  --            --          58,866
    Transfers between funds                                            (32,021)      (17,940)
    Net gain from investments in group annuity contract                   --            --          26,825
    Net gain from investments in registered investments companies         --            --         345,764
    Net depreciation in market value of investments                       --            --         (35,082)
    Interest income                                                        521         8,189         8,710
                                                                    ----------    ----------    ----------
              Total additions                                           23,677        (9,751)    1,470,540

Deductions:
    Distributions to participants                                       28,864        59,589     1,136,251
    Deferral refunds                                                      --            --          25,610
                                                                    ----------    ----------    ----------

              Total deductions                                          28,864        59,589     1,161,861
                                                                    ----------    ----------    ----------

Net increase (decrease)                                                 (5,187)      (69,340)      308,679

Net assets available for benefits:
    Beginning of year                                                   18,821       150,480     4,231,929
                                                                    ----------    ----------    ----------

    End of year                                                         13,634        81,140     4,540,608
                                                                    ==========    ==========    ==========


See accompanying notes to financial statements.

SPORTMART, INC.
INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 1998 AND 1997

--------------------------------------------------------------------------------

 (1)     PLAN DESCRIPTION

         The following description of the Sportmart, Inc. Incentive Savings Plan
         (Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

         GENERAL

         The Plan was established by Sportmart, Inc. effective February 1, 1987, for the benefit of its employees and beneficiaries. The Plan is a participant directed defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All eligible employees over age 21 who have completed one year of service and over 1,000 hours worked, as defined by the Plan, are entitled to participate. Once employees are admitted into the Plan, they remain in the Plan until termination of employment. Employees become participants automatically on the next entry date following the satisfying of the above eligibility requirements.

         MERGER OF SPORTMART, INC. EMPLOYEES PROFIT SHARING PLAN INTO THE SPORTMART, INC. INCENTIVE SAVINGS PLAN

         Effective December 31, 1997, Sportmart, Inc. merged the Sportmart, Inc. Employees Profit Sharing Plan (the Profit Sharing Plan) into the Plan. Any residual interest and dividends earned on the Profit Sharing Plan investments from the effective termination date to the actual date of transfer will be reported as additions to the Plan. Income earned on assets of the Profit Sharing Plan subsequent to December 31, 1997 are reported as a receivable and addition to the Plan and are included in other receivables and other income, net. The fair value of all assets in the Profit Sharing Plan at December 31, 1997 totaled $4,839,153 and is reported as a receivable in the Plan's statement of net assets available for benefits at January 31, 1998. Participants may self-direct their proportionate share of the Profit Sharing Plan assets to the investment options of the Plan during 1998 when the Profit Sharing Plan investments are liquidated and the balances are transferred to the Plan.

         ACQUISITION OF SPORTMART, INC. BY GART SPORTS COMPANY AND PLAN MERGER

         On January 9, 1998, Sportmart, Inc. was acquired by Gart Sports Company. In conjunction with the acquisition, outstanding shares of voting and non-voting Sportmart, Inc. common stock at January 9, 1998 were exchanged for Gart Sports Company common stock based upon a conversion ratio of 0.165014 to one. The Company expressed an intent to merge the Plan into the Gart Bros. Sporting Goods Company Profit Sharing and 401(k) Plan. While the Company has not terminated the Plan, it is free to do so, subject to the provisions set forth by ERISA.

SPORTMART, INC.
INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

 (1)     PLAN DESCRIPTION (CONTINUED)

         CONTRIBUTIONS AND VESTING

         Eligible employees may make contributions on a tax-deferred basis at a rate of 2% to 10% of compensation. These tax-deferred contributions are limited annually ($9,500 for the calendar years ended December 31, 1997 and 1996) under the Internal Revenue Code (IRC). Sportmart, Inc. was obligated to match one-third of the first 3% of each employee's compensation which was contributed to the Plan. All employee and Sportmart, Inc. contributions ceased effective January 9, 1998 in conjunction with the acquisition. Participant accounts are fully vested at all times.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contributions, allocations of the Company's contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant compensation or account balances. Net income or loss resulting from investment activity for each quarter is allocated to the participants' accounts based upon the beginning-of-the-quarter balance, less any distributions during the quarter. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         INVESTMENT OPTIONS

         As of January 31, 1998, participants' accounts were invested in the following four funds (participants may allocate their contributions among these investment options in 10% increments; however, no more than 30% may be allocated to the Gart Sports Company Stock Fund):

         T-Note Rate Fund - This fund is an investment in a group annuity contract with an insurance company for which the interest rate is determined quarterly and is based on the five-year Treasury note yield less 1.45% points.

         American Balanced Fund - This fund is a balanced mutual fund which seeks to provide conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds and other fixed income securities.

         Fidelity Magellan Fund - This fund is a growth mutual fund which seeks capital appreciation by investing primarily in equity securities of domestic, foreign and multinational issuers of all sizes that offer potential for growth.

         Gart Sports Company Stock Fund - This fund is invested in shares of the common stock of Gart Sports Company.

SPORTMART, INC.
INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

 (1)     PLAN DESCRIPTION (CONTINUED)

         Prior to the acquisition of Sportmart, Inc. by Gart Sports Company, participants' accounts were invested in the Sportmart Stock Fund. This fund invested in shares of the voting common stock and the Class A common stock (non-voting) of Sportmart, Inc. In conjunction with the acquisition, those shares were exchanged for shares of Gart Sports Company common stock.

         The Stock Cash Account represents contributions which have not yet been invested in Gart Sports Company or Sportmart Stock Fund as of the Plan year end.

         The Profit Sharing Plan Fund represents contributions receivable from the Profit Sharing Plan which will be allocated to the participants based on the proportionate account balances of the participants on the date of transfer. Participants may self direct their proportionate share of the Profit Sharing Plan assets to the investment options of the Plan during 1998 when the Profit Sharing Plan investments are liquidated and the balances are transferred to the Plan.

         PARTICIPANT LOANS

         Participants may borrow funds from their contribution accounts, subject to a limit of the least of 50% of such participants' total account balance, 100% of such participant's before tax contribution account balance, or $50,000 reduced by the highest outstanding loan balance in twelve months immediately preceding the date of the loan. Interest, which is payable at the rate of prime plus one percent at the date of the loan, is credited to the account of the participant. Repayment of the loan is required over a period not to exceed five years, unless the loan is used to acquire a principal residence, in which case the repayment is required over a period not to exceed ten years. Principal and interest is paid ratably through payroll deductions.

         PAYMENT OF BENEFITS

         Upon termination of service, a participant may elect to receive a lump sum distribution, equal to the value of the account, or annual installments with defined limits not to exceed fifteen years.

         ADMINISTRATIVE EXPENSES

         Plan participants pay the administration fees for the Plan.

 (2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis of accounting.

SPORTMART, INC.
INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

 (2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of net assets available for benefits and the reported amounts of increases and decreases in net assets during the reporting period. Actual results could differ significantly from those estimates.

         INVESTMENT VALUATION

         The various Plan investment funds, except for the group annuity contract which is valued at contract value, are valued at the quoted market value on the last business day of the Plan's year. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis.

         Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the market value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

         DEFERRAL REFUNDS

         Included in the statements of net assets available for benefits and the statement of changes in net assets available for benefits as of and for the year ended January 31, 1997, are amounts representing employee contributions in excess of allowable contributions as determined by the Internal Revenue Service (IRS) requirements. These amounts represent allowable refunds necessary to maintain compliance with IRS requirements. The deferral refunds are distributed to the participants as well as any applicable investment gain or loss in accordance with the requirements of IRC within 75 days following the end of the plan year.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

SPORTMART, INC.
INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

 (3)     INVESTMENTS

         Funds are deposited with third party brokerage custodians, who are responsible for investing the funds according to participants' elections. All securities are registered in the name of the Plan. Mesirow Financial is the custodian of the Gart Sports Company Stock Fund (formerly the Sportmart Stock Fund) and Nationwide Insurance Company is custodian of the T-Note Rate Fund, American Balanced Fund and the Fidelity Magellan Fund.

         Investments that represented five percent or more of total assets on January 31, 1998 and 1997 were:

                                                               1997           1996
                                                             Fair Value    Fair Value
                                                             ---------    ---------
               Group Annuity  Contract - T-Note Rate Fund   $  907,100      851,101

               Mutual Funds:
                   American Balanced Fund                    1,599,227    1,235,180

                   Fidelity Magellan Fund                    2,521,136    2,168,035

               Equity Securities - Sportmart Stock Fund           --        113,713

 (4)     GROUP ANNUITY CONTRACT

         The T-Note Rate Fund is a guaranteed investment contract invested in group annuity contracts with an insurance company.

         The average yield on assets as of January 31, 1998 and 1997 was 4.72% and 4.47%, respectively. The return on assets for the year ended January 31, 1998 and 1997 was 4.37% and 4.61%, respectively. The group annuity contracts are valued at contract value which the insurance company believes approximates fair value as the contracts are revalued each calendar quarter based on Treasury notes and are guaranteed by a major financial institution.

         Certain employer initiated events (plan termination, merger, etc.) are not eligible for book value disbursements and may cause liquidation of all or a portion of the fund with a market value adjustment.

SPORTMART, INC.
INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

 (5)     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                        January 31,
                                                               ----------------------------
                                                                   1998            1997
                                                               ------------    ------------
               Net assets available for benefits - financial   $ 10,156,231       4,540,608
                   statements

               Benefit  claims payable                             (839,700)       (182,934)
                                                               ------------    ------------

               Net assets available for benefits - Form 5500   $  9,316,531       4,357,674
                                                               ============    ============

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                               Year ended January 31
                                                            --------------------------
                                                               1998             1997
                                                            -----------    -----------
               Benefits paid to participants - financial    $ 1,046,707      1,136,251
                   statements
               Benefit claims payable - end of year             839,700        182,934
               Benefit claims payable - beginning of year      (182,934)      (158,080)
                                                            -----------    -----------

               Benefits paid to participants - Form 5500    $ 1,703,473      1,319,185
                                                            ===========    ===========

         Amounts allocated to accounts of individuals who have elected to withdraw from the Plan but have not yet been paid at January 31 are not reported as a liability for financial statements prepared in conformity with generally accepted accounting principles, however, the Department of Labor requires that this amount be reported as a liability on Form 5500.

 (6)     TAX STATUS

         The Internal Revenue Service has determined and informed Sportmart, Inc. by a letter dated April 16, 1996, that the Plan dated February 1, 1987 is qualified under Internal Revenue code Section 401(a) and the trust established under the Plan is tax-exempt under Internal Revenue Code Section 501(a). The Plan trustees believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

         Participants will not be subject to income tax on Sportmart, Inc. matching contributions, before-tax contributions made on their behalf by Sportmart, Inc., or earnings credited to their accounts, until withdrawn or distributed.

SPORTMART, INC.
INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

 (7)     RISKS AND UNCERTAINTIES

         The Plan provides for various investment options in any combination of Gart Sport Company Stock (formerly Sportmart, Inc. stock), fixed income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The T-Note Rate Fund invests in a group annuity contract with Nationwide Insurance Company. The underlying value of the contract is subject to the credit worthiness of the institution issuing the contract. Nationwide was rated AA+ by Standard and Poor's insurance rating services.

SPORTMART, INC.
INCENTIVE SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

JANUARY 31, 1998

--------------------------------------------------------------------------------

                                Description of investment, including
Identity of issue,                maturity date, rate of interest,
borrower, lessor or                       collateral par
similar party                            or maturity value                   Cost               Current value
-------------                            -----------------                   ----               -------------


Nationwide Life Insurance Co.    Group Annuity Contract with
T-Note                               an interest rate based on
Rate Fund**                          the five year Treasury Note
                                     yield                                 $   907,100              907,100

American Balanced Fund           Mutual Fund - 642,796 units                 1,599,227   *        1,599,227

Fidelity Magellan Fund           Mutual Fund - 1,055,889 units               2,521,136   *        2,521,136

Gart Sports Company**            Common stock; $.01 par value                  279,690              110,412
                                     8,333 shares

Participant loans **             Loans bearing interest at rates                -                    98,897
                                                                           -----------            ---------
                                     ranging from 7% to 11%

           Total investments                                               $ 5,307,153            5,236,772
                                                                           ===========            =========


*    The custodian is unable to provide the cost of assets.

**   Party in interest.


See accompanying independent auditors' report.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         Sportmart, Inc. Incentive Savings Plan




Dated:  July 30, 1998                    /s/ Larry J. Hochberg
                                         --------------------------------------
                                         Larry J. Hochberg, Trustee of the
                                         Sportmart, Inc. Incentive Savings Plan

                               INDEX TO EXHIBITS

EXHIBIT
NUMBET            DESCRIPTION
------            -----------
 23               Consent of Independent Auditors